As filed with the Securities and Exchange Commission on August 8, 1997

                    Securities Act of 1933 File No. 333-23017
                Investment Company Act of 1940 File No. 811-08085

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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



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                 NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1
                    UNDER THE INVESTMENT COMPANY ACT OF 1940

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                      AMERICAN SKANDIA ADVISOR FUNDS, INC.
                           (Exact Name of Registrant)



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                            NOTIFICATION OF ELECTION

         The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940, as amended. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.


                                    SIGNATURE

         Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, as amended, the Registrant has caused this notification of election to be duly executed on its behalf in the City of Shelton and the State of Connecticut on the 8th day of August, 1997.

                                           AMERICAN SKANDIA ADVISOR FUNDS, INC.


                                    By:   /s/ Eric C. Freed
                                          Eric C. Freed
                                          Secretary


Attest: /s/ Susann Alagna
        Susann Alagna
        Assistant Corporate Secretary


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